Report to Shareholders
Quarter Ended June 30, 2015

Recent Highlights
•  $16.4 million flow-through financing completed at 27% premium to market
•  2015 drill program underway at KSM
•  Depth extension confirmed at Mitchell deposit
•  Pilot plant successfully treats selenium in KSM water

$16.4 Million Financing Strengthens Balance Sheet
In April, Seabridge closed a bought deal flow-through financing for gross proceeds of $16,373,700. A total of 1,610,000 flow-through common shares of the Company were issued and sold at a price of $10.17 per share (a 27.3% premium to the closing price on the TSX the day the Offering was announced). Proceeds from the financing are being used to fund the 2015 exploration program at the Company's 100% owned KSM Project in northwestern British Columbia. As in years past, Seabridge expects that this year’s program will generate additional gold resources that will more than offset the share dilution involved with this financing. Growing gold ownership per share continues to be a key objective for Seabridge.

Initial Results From 2015 KSM Drill Program Finds Extension of KSM’s Mitchell Deposit at Depth
In the past two years, Seabridge has successfully targeted higher grade zones beneath KSM’s near-surface porphyry deposits, resulting in the discovery of Deep Kerr and the Iron Cap Lower Zone, two copper-rich deposits that have added nearly one billion tonnes of better grade material to project resources. The 2015 program will continue this multi-year exploration effort to add higher grade zones by testing the down plunge extension of the Mitchell Deposit as well as expanding resources at Deep Kerr. The Mitchell Deposit is KSM’s largest deposit, containing proven and probable reserves of 1.4 billion tonnes grading 0.60 g/T gold and 0.16% copper. In the central part of the Mitchell deposit there is a zone of higher grade gold and copper; the down plunge projection of this central zone was the target for the initial two holes in this year’s program.

Initial results from the program point towards a sizeable expansion of the Mitchell Deposit at depth. The size and orientation of the drill intercepts support the potential for an expansion of the cost-effective block cave operation planned for the reserves above these new intercepts. Hole M-15-130’s 174 meters of 0.55 g/T gold and 0.28% copper is more than 200 meters to the southwest of M-15-131’s 167 meters of 0.81 g/T gold and 0.25% copper; these results appear to represent a large, continuous zone amenable to block cave mining.

The size and grade of the planned Mitchell block cave are likely to be enhanced by this data. Also, the mineralogy and textures from drill core suggest that we are approaching a zone of higher-temperature and fluid flow that may offer even better grades but there is evidence of faulting which needs to be analyzed before we undertake further drilling on this target. Although we are excited about where this discovery could lead, due to the difficult current market environment for resource companies, we have decided to scale back this year’s exploration program by about $2.2 million until we have completed our analysis of all the available data. The balance of the program will concentrate on expanding the block cave shapes associated with the Deep Kerr deposit.

The first two holes in this year’s program also encountered a copper zone higher up in the section which could convert waste to ore in Mitchell open pit scenarios which are planned to precede underground block caving. The holes were started well above and outside of the Mitchell Deposit reserve in order to test the deep projection of the central zone. Significant widths of copper mineralization were intersected above the Mitchell Thrust Fault in magnetite-rich intrusive and sedimentary rocks near the contact of an intrusion with intervals up to 192 meters wide grading 0.34% copper and 0.14 g/T gold. This style of copper-rich material has been encountered in previous drilling in this vicinity. Seabridge plans to evaluate the potential of incorporating these zones into the Mitchell resource. Converting in-pit waste to ore could have a positive impact on Mitchell economics.

Below the Mitchell Thrust Fault, where the Mitchell reserves and resources are located, the holes encountered identical sections of altered intrusive rocks that are recognized as host to parts of the Mitchell Deposit. The intrusion is pervasively hydrothermally altered and contains abundant stock work quartz veins. Alteration increases systematically down hole, progressing through intense quartz-sericite-pyrite and into chlorite-magnetite-orthoclase alteration. The intervals encountered in holes M-15-130 and 131 represent a distinctive intrusive body containing gold and copper grades above the Mitchell Deposit average.

The following table summarizes the drill hole intersections for the plunge projection of Lower Mitchell. In drill hole M-15-130, the Mitchell Thrust Fault is located at 601 meters and in M-15-131 it is at 691 meters.

Drill Hole	Total Depth (m)	From (m)	To (m)	Interval Length (m)	Gold (g/T)	Copper %	Silver (g/T)
M-15-130	1581.0	334.0	441.6	107.6	0.11	0.39	1.7
		1207.4	1381.8	174.4	0.55	0.28	3.3
	including	1217.4	1296.3	78.9	0.73	0.40	4.8
M-15-131	1674.0	253.0	444.5	191.5	0.14	0.34	1.6
		1190.5	1357.5	167.0	0.81	0.25	5.0
	including	1248.5	1357.5	109.0	0.96	0.32	6.3

Drill holes were oriented using historical information and designed to intercept the mineralized target at right angles to the strike of the zone. The orientation will be refined with additional drilling but current information indicates the intervals listed above accurately reflect the true thickness of the mineralized zone.

Pilot Plant Successfully Treats Selenium in KSM Water
During the 2nd quarter, Seabridge successfully completed a pilot plant evaluation of a new process for the removal of selenium from waters from the KSM Project. The pilot plant was constructed and operated by BioteQ Environmental Technologies, Inc. (“BioteQ”) an independent Vancouver, BC based company, using their patent-pending Selen-IXTM treatment technology. In doing so, Seabridge satisfied a key condition of the BC Environmental Assessment Certificate issued on July 30, 2014 which required completion of the pilot plant test within one year of issuance of the certificate. The successful completion of the pilot plant test achieves a further milestone in KSM’s ongoing transition from exploration to development. The success of the pilot plant confirms the technical feasibility of the treatment technology that was proposed during the recently completed KSM environmental assessment review process. The results provide further evidence that KSM has been designed to operate in an environmentally responsible manner.

The Gold Market
In years past, the annual and quarterly reports to shareholders included our views on the gold market. In January 2015 we decided to publish our gold market commentary on a more frequent basis on our website under Gold Market Flash Notes. To see these notes please visit http://seabridgegold.net/case4gold.php.

Financial Results
During the three month period ended June 30, 2015 Seabridge posted a net loss of $1.6 million ($0.03 per share) compared to a loss of $3.8 million ($0.08 per share) for the same period last year. During the 2nd quarter, Seabridge invested $5.2 million in mineral interests, primarily at KSM, compared to $6.3 million during the same period last year. At June 30, 2015, net working capital was $17.1 million compared to $12.5 million at December 31, 2014.

On Behalf of the Board of Directors,

Rudi P. Fronk

Chairman and Chief Executive Officer
Toronto, Canada
August 12, 2015